# Raymond James Electronic EDGAR Proof

| | |
|---|---|
| **Job Number:** | **-NOT DEFINED-** |
| **Company Name:** | **-NOT DEFINED-** |
| **Form Type:** | **8-K** |
| **Reporting Period / Event Date:** | **05-24-2005** |
| **Customer Service Representative:** | **-NOT DEFINED-** |

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY is printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

# SEC EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 8-K |
| **Exchange** | NYSE |
| **Sub Filer Id** | 0000720005 |
| **Sub Filer Ccc** | sjm2a$jw |
| **Item Ids** | 7.01 |
| **Reporting Period** | 05-24-2005 |
| **Global Enclosed File Count** | 2 |
| **Internet Address** | nancy.rice@raymondjames.com |

## Documents

| | |
|---|---|
| **8-K** | **operatingdata.htm** |
| | **April 2005 Operating Data** |
| **GRAPHIC** | **logo.jpg** |
| | **RJF Logo** |

## Module and Segment References

# SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubFiler_fileNumber_">
      <value>
      </value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>05-24-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>operatingdata.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>April 2005 Operating Data</value>
    </field>
    <data sid="data1">
      <filename>operatingdata.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>logo.jpg</value>
```

```
        </field>
        <combobox sid="SubDocument_conformedDocumentType_2">
          <value>GRAPHIC</value>
        </combobox>
        <field sid="SubDocument_description_2">
          <value>RJF Logo</value>
        </field>
        <data sid="data2">
          <filename>logo.jpg</filename>
          <mimedata>
          </mimedata>
        </data>
      </page>
      <page sid="PAGE3">
        <field sid="SubInternet_internetAddress_">
          <value>nancy.rice@raymondjames.com</value>
        </field>
        <check sid="SubFlag_overrideInternetFlag_">
          <value>off</value>
        </check>
      </page>
      <page sid="PAGE4">
      </page>
      <page sid="PAGE6">
      </page>
  </XFDL>
```

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section l3 and l5(d) of the**
**Securities Exchange Act of l934**

**May 24, 2005**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33702**
(Address of Principal Executive Offices) (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

The following information was contained in a press release issued on May 24, 2005.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date:  May 24, 2005

By:  /s/ Thomas A. James
Thomas A. James,
Chairman and Chief Executive Officer

By:  /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

# RAYMOND JAMES®

Release No. 0405-05                        FOR IMMEDIATE RELEASE

May 24, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS APRIL 2005 OPERATING DATA

     ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

     "Continuing volatile market performance is dampening retail investor enthusiasm and investment activity," explained Chairman and CEO Thomas A. James. "Although corporate earnings are rising and long-term interest rates remain favorable, our results are relatively flat with last year as short-term rates are rising and compensation inflation is obfuscating the outlook."

     Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,000 financial advisors serving 1.3 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $138 billion, of which are approximately $25 billion are managed by the firm's asset management subsidiaries.

- more -

RAYMOND JAMES FINANCIAL, INC.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

|  | April 2005 (5 weeks) | March 2005 (4 weeks) | April 2004 (5 weeks) |
|---|---|---|---|
| Securities commissions/fees [1] | $128.6 mil. | $114.4 mil. | $124.3 mil. |
| Assets under management [2] | $ 24.9 bil. | $ 25.4 bil. | $ 21.7 bil. |
| # of managed/co-managed underwritings [3] | 7 | 7 | 7 |
| Total customer assets under administration | $ 138.0 bil.[4] | $ 136.1 bil.[4] | $106.7 bil. |

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for emerging markets joint ventures.

(2) This is the primary revenue driver for the asset management segment. Just under half of the assets under management are subject to billing quarterly in advance, with the balance billed mainly based on average daily assets.

(3) This is only one of several key revenue sources for the capital markets segment, other key revenue sources include institutional sales commissions.

- more -

(4) These figures have been adjusted to include certain annuity assets held directly in the insurance companies. Future balances will include additional assets directly held as such information becomes available. For comparison purposes, such additions, to the extent that they cannot be retroactively applied, will be noted.

- 30 -

For more information, please contact Tracey Bustamante at 727-567-2824.
**Please visit the Raymond James Press Center at raymondjames.com/media.**